PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

[redacted]

09045207

BY COURIER

No/Date : F|D1:5|8-1-2009

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
JAN 29 2009
THOMSON REUTERS

SEC
Mail Processing
Section
JAN 15 2009
Washington, DC
105

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

With respect to press articles, citing that PPC does not incur a loss, but, in the contrary, benefits from the shortage of natural gas supply in the Komotini Power Plant, since "it burns oil and oil is cheaper than natural gas, nowadays", the Company would like to clarify that:

Since 6.1.2009, due to the low pressure (shortage) of natural gas supply in Komotini Power Plant, the fuel that is being used is diesel oil, which is more expensive than natural gas by app. €35-40/Mwh.

It is noted that diesel oil, which can be used as a substitute to natural gas in Komotini Power Plant, is more expensive than heavy fuel oil, which is used in other thermal plants.

Athens, January 8, 2009

END